Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated September 21, 2006
Relating to Preliminary Prospectus dated September 8, 2006
Registration Statement No. 333-134311
ImaRx Therapeutics, Inc.
     On September 21, 2006, ImaRx Therapeutics, Inc. filed Amendment No. 4 to its Registration Statement on Form S-1 to update certain disclosures that had been provided in its Preliminary Prospectus dated September 8, 2006. The disclosures in the preliminary prospectus included in Amendment No. 4 to the Registration Statement that did not appear in the disclosure in the Preliminary Prospectus dated September 8, 2006 are set forth below. References to “ImaRx,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus dated September 8, 2006.
     Under the caption “Business—Material Contracts—Clinical Research Agreement with INC RESEARCH, Inc. on page 64 of the preliminary prospectus included in Amendment No. 4 to the Registration Statement, we added the following disclosure:
     Clinical Research Agreement with INC RESEARCH, Inc.
     On September 11, 2006, we entered into a clinical research and related services agreement with INC RESEARCH, Inc., or INC, pursuant to which INC will assist us in making preparations to conduct a Phase 1/2 dose-escalation clinical trial that will employ our proprietary SonoLysis bubbles, ultrasound and tPA. Upon signing the agreement, we made a payment to INC of $200,000, which amount will be applied against amounts that accrue and become due to INC for future services under the agreement. We estimate that costs and fees for all services to be provided under the agreement total approximately $1.6 million. We will be obligated to pay fees and to reimburse INC for direct and indirect costs incurred by them under the agreement within 30 days after our receipt of invoices provided from time to time by INC. The agreement will terminate on December 1, 2006 unless earlier terminated by either party upon 30 days written notice to the other party.
     To review a filed copy of our current registration statement, click on the following link:
http://www.sec.gov/Archives/edgar/data/1123695/000089102006000258/p72383a4sv1za.htm
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